SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

June 2, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Suzanne Hayes

Re:	Athenex, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 18, 2017
File No. 333-217928

Ladies and Gentlemen:

On behalf of Athenex, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated May 23, 2017 provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-217928) ( “Amendment No. 1”) and the prospectus included therein (the “Prospectus”), filed with the Commission on May 18, 2017.

We also describe below the changes that we have made in response to the Staff’s comments in Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) that the Company filed on June 2, 2017. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of Amendment No. 2 as filed and marked to reflect the changes from Amendment No. 1.

On behalf of the Company, we advise you as follows:

Certain of our existing stockholders and/or their affiliates have agreed to purchase up to     % of the shares in this offering…, page 77

1.	We note your disclosure that certain shareholders have “agreed to purchase” shares in this offering. This disclosure is inconsistent with the disclosure on your cover page indicating that certain shareholders have indicated an interest in purchasing shares in the offering. Please revise your registration statement to clarify whether these parties have agreed to purchase or have indicated an interest in purchasing. If they have agreed to purchase in this offering, please explain how this agreement is consistent with Section 5 of the 5(a)(1) of the Securities Act.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 2, 2017

Response: The Company advises the Staff that the disclosure on the cover page of the Prospectus, that certain shareholders have indicated an interest in purchasing shares in the offering, is correct. The Company has revised the disclosure on page 77 of Amendment No. 2 to be consistent with the language on the cover page of the Prospectus.

Exhibit 23.2 Consent of Freed Maxick CPAs, P.C.

2.	Please have your auditor revise their consent to acknowledge their identification as an expert on page 229. See Securities Act Rule 436(b).

Response: In response to the Staff’s comment the Company’s auditor has revised its consent, attached as Exhibit 23.2 to Amendment No. 2, to acknowledge their identification as an expert.

*            *             *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 736-8172 or by email at mrosenthall@sidley.com. Thank you for your assistance.

Very truly yours,

/s/ Michael Rosenthall
Michael Rosenthall

June 2, 2017

Cc:	Christine Torney, U.S. Securities and Exchange Commission Mark Brunhofer, U.S. Securities and Exchange Commission Chris Edwards, U.S. Securities and Exchange Commission
Johnson Y.N. Lau, M.D., Chief Executive Officer, Athenex, Inc. Karen A. Dewis, Esq., Sidley Austin LLP Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP